Exhibit 99.1

Tufin Announces First Quarter 2020 Results
First quarter revenue of $21.2 million, a decrease of 5% year-over-year
GAAP operating loss of $17.3 million and non-GAAP operating loss of $13.3 million

Boston, MA and Tel Aviv, Israel – May 12, 2020 - Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the first quarter ended March 31, 2020.

“We are operating in challenging times and our business was impacted late in the first quarter by disruptions related to COVID-19.” said Ruvi Kitov, CEO and co-founder of Tufin. “Given our perpetual license business model and the normal back-end loaded nature of our business we typically close a large percentage of deals in the last two weeks of the quarter which coincided with an unprecedented wave of “stay at home” orders and inevitably some deals were delayed.”

“However, the vast majority of delayed deals remain in our pipeline which continues to show healthy growth year over year. Since the end of the first quarter, we have seen most customers re-engaging as they have adjusted to remote work. Customer spending plans are being re-prioritized and we’re seeing that in many cases Tufin’s products and services remain a priority as they help customers improve network security and do more with less through automation, both of which are vitally important today.”

“Despite those positive signs, a great deal of uncertainty remains in our market and we have lower visibility on the timing of pipeline conversion to closing business. As a result, we have taken necessary measures to adjust our business for the current environment through operational changes and cost reductions.”

“The global business disruption from COVID-19 remains significant, but the increased efficiency and security that our products deliver by automating manual, error-prone network change processes, have only become more important. For that reason, I remain confident in the long-term opportunity ahead of us.”

Financial Highlights for the First Quarter Ended March 31, 2020

Revenue:
• Total revenue was $21.2 million, down 5% compared with the first quarter of 2019.
• Product revenue was $5.8 million, down 45% compared with the first quarter of 2019.
• Maintenance and professional services revenue was $15.4 million, up 31% compared with the first quarter of 2019.

Gross Profit:
•      GAAP gross profit was $15.7 million, or 74% of total revenue, compared to GAAP gross profit of $18.4 million in the first quarter of 2019, or 82% of total revenue.
•      Non-GAAP gross profit was $16.2 million, or 76% of total revenue, compared to non-GAAP gross profit of $18.7 million in the first quarter of 2019, or 83% of total revenue.

Operating Loss:
•       GAAP operating loss was $17.3 million, compared to GAAP operating loss of $4.3 million in the first quarter of 2019.
•       Non-GAAP operating loss was $13.3 million, compared to non-GAAP operating loss of $3.2 million in the first quarter of 2019.

Net Loss:
•       GAAP net loss was $17.0 million, or a loss of $0.48 per share, compared to GAAP net loss of $4.4 million, or a loss of $0.54 per share, in the first quarter of 2019.
•       Non-GAAP net loss was $13.2 million, or a loss of $0.37 per share, compared to non-GAAP net loss of $3.4 million, or a loss of $0.41 per share, in the first quarter of 2019.

Balance Sheet and Cash Flow:
•      Cash flow generated from operating activities during the three months ended March 31, 2020 was $0.5 million, compared to cash flow generated from operating activities of $11.9 million during the three months ended March 31, 2019.
•      Total cash, cash equivalents and restricted cash as of March 31, 2020 were $120.5 million, compared to total cash, cash equivalents and restricted cash of $121.7 million as of December 31, 2019.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating loss and net loss for the three months ended March 31, 2020 and 2019. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights

•      Announced the launch of the Tufin Firewall Change Tracker, a free tool that delivers real-time visibility into firewall rule changes for organizations of all sizes.
•      Tufin SecureCloud is now available on IBM’s Red Hat Marketplace. The marketplace is a significant milestone in building a strong ecosystem around Red Hat OpenShift, an important strategic compute platform for the future. Now, the Red Hat OpenShift install base can try and purchase Tufin SecureCloud on the Red Hat Marketplace.

Business Outlook

“As previously announced, we have withdrawn our prior financial guidance for the full year 2020 due to the uncertainty and reduced visibility around timing of closing transactions associated with the COVID-19 pandemic,” said Ruvi Kitov. “For that reason, we will not be providing second quarter or full year 2020 guidance at this time.”

Conference Call Information

To participate in Tufin’s first quarter earnings conference call, please dial (866) 211-3126 in the U.S. or (647) 689-6579 for international participants and enter Conference ID# 7394077. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com. Following the conference call, a replay will be available at (800) 585-8367 (domestic) or (416) 621-4642 (international). The replay passcode is 7394077. An archived webcast of this conference call will be available on the investor relations section of the company website.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Investors interested in a physical copy of Tufin’s 2019 Financial Statements on Form 20-F can send a written request, including name and mailing address to investors@tufin.com.

Non-GAAP Financial Measures

Because of varying available valuation methodologies, subjective assumptions that can impact a company’s non-cash expense, as well as certain non-recurring costs that are not representative or indicative of our ongoing operations, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense, one-time expenses associated with the reorganization of one of our subsidiaries and the tax effect of these non-GAAP adjustments, allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods:

•	We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
•	We define non-GAAP operating loss as operating loss excluding share-based compensation expense and one-time expenses associated with the reorganization of one of our subsidiaries.
•
We define non-GAAP net loss as net loss excluding share-based compensation expense, one-time expenses associated with the reorganization of one of our subsidiaries and the tax effect of these non-GAAP adjustments.

Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating loss and non-GAAP net loss differently or not at all, which reduces the usefulness these non-GAAP financial measures for comparison. You should consider these non-GAAP financial measures along with other financial performance measures, including gross profit, operating loss and net loss, and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the impact of COVID-19 on the budgets of our clients and on economic conditions generally; changes in the rapidly evolving enterprise network landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; the Company’s ability to successfully integrate potential future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2020. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, U.S. dollars in thousands)

	December 31,	March 31,
	2019	2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	118,661	117,511
Restricted bank deposits	224	219
Accounts receivable (net of allowance for doubtful accounts of $77 at December 31, 2019 and March 31, 2020)	16,222	10,171
Prepaid expenses and other current assets	4,773	6,035
Total current assets	139,880	133,936
NON CURRENT ASSETS:
Long-term restricted bank deposits	2,844	2,777
Property and equipment, net	4,177	4,646
Deferred costs	5,640	5,379
Deferred tax assets	1,659	1,595
Operating lease assets	20,958	20,423
Other non-current assets	1,574	1,623
Total non-current assets	36,852	36,443
Total assets	176,732	170,379

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
 (Unaudited, U.S. dollars in thousands)

	December 31,	March 31,
	2019	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:

Trade payables	4,394	4,320
Employee and payroll accrued expenses	15,422	14,331
Other accounts payables	1,568	2,516
Operating lease liabilities – current	2,533	2,884
Deferred revenues	22,725	27,885
Total current liabilities	46,642	51,936
NON-CURRENT LIABILITIES:
Long-term deferred revenues	12,838	15,539
Non-current operating lease liabilities	22,000	20,428
Other non-current liabilities	930	965
Total non-current liabilities	35,768	36,932
Total liabilities	82,410	88,868
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized at December 31, 2019 and March 31, 2020, respectively; 35,230,253 and 35,607,022 shares issued and outstanding at December 31, 2019 and March 31, 2020;	145	147
Additional paid-in capital	162,609	166,840
Accumulated deficit	(68,432)	(85,476)
TOTAL SHAREHOLDERS’ EQUITY	94,322	81,511
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	176,732	170,379

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (Unaudited, U.S. dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,	March 31,
	2019	2020
Revenues:
Product	10,623	5,804
Maintenance and professional services	11,831	15,440
Total revenues	22,454	21,244
Cost of revenues:
Product	529	553
Maintenance and professional services	3,509	5,017
Total cost of revenues	4,038	5,570
Gross profit	18,416	15,674
Operating expenses:
Research and development	6,503	10,178
Sales and marketing	13,600	17,829
General and administrative	2,588	4,931
Total operating expenses	22,691	32,938
Operating loss	(4,275)	(17,264)
Financial income, net	40	563
Loss before taxes on income	(4,235)	(16,701)
Taxes on income	(213)	(343)
Net loss	(4,448)	(17,044)
Basic and diluted net loss per ordinary share	(0.54)	(0.48)
Weighted average number of shares used in computing net loss per ordinary share, basic and diluted	8,281,662	35,452,522

Share-based Compensation Expense:
	Three Months Ended
	March 31,	March 31,
	2019	2020
Cost of revenues	235	495
Research and development	138	1,070
Sales and marketing	489	1,187
General and administrative	230	903
Total share-based compensation expense	1,092	3,655

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Unaudited, U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(4,448)	(17,044)
Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation	367	332
Bad debt expense	28	-
Share-based compensation	1,092	3,655
Exchange rate differences on cash, cash equivalents and restricted cash	(208)	297
Other	7	2
Change in operating assets and liability items:
Accounts receivable	2,708	6,051
Prepaid expenses and other current assets	(639)	(1,400)
Deferred costs	(184)	264
Deferred taxes and other non-current assets	(381)	15
Trade payables	2,729	(74)
Employee and payroll accrued expenses	222	(13)
Other accounts payable and non-current liabilities	(2,546)	1,200
Operating lease	838	(686)
Deferred revenues	12,320	7,861
Net cash provided by operating activities	11,905	460
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(844)	(1,018)
Other investing activities	(10)	-
Net cash used in investing activities	(854)	(1,018)
CASH FLOWS FROM FINANCING ACTIVITIES:
Changes in withholding taxes related to employee stock plans	-	(1,078)
Payments of offering costs related to initial public offering	(103)	-
Proceeds from exercise of stock options	50	711
Payment of long-term loan	(166)	-
Net cash used in financing activities	(219)	(367)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	208	(297)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	11,040	(1,222)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	17,598	121,729
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	28,638	120,507

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment purchased but not yet paid	212	53
Unpaid offering costs	666	52
Exercise of share options	-	93

TUFIN SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES
 (Unaudited, U.S. dollars in thousands)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended
	March 31,	March 31,
	2019	2020
Gross profit	18,416	15,674
Plus:
Share-based compensation	235	495
Non-GAAP gross profit	18,651	16,169

Reconciliation of Operating loss to Non-GAAP Operating loss:

	Three Months Ended
	March 31,	March 31,
	2019	2020
Operating loss	(4,275)	(17,264)
Plus:
Share-based compensation	1,092	3,655
One-time reorganization charges	-	322
Non-GAAP Operating loss	(3,183)	(13,287)

Reconciliation of Net loss to Non-GAAP Net loss:

	Three Months Ended
	March 31,	March 31,
	2019	2020
Net loss	(4,448)	(17,044)
Plus:
Share-based compensation	1,092	3,655
One-time reorganization charges	-	322
Taxes on income related to non-GAAP adjustments	-	(172)
Non-GAAP Net loss	(3,356)	(13,239)

Non-GAAP net income per share Basic and diluted	(0.41)	(0.37)
Weighted average number of shares (in thousands)	8,282	35,453